Exhibit 99.1

Bragg’s ORYX Gaming Primed for Emerging Dutch Market

Supplier receives local certification for iGaming Platform and RGS with 50 titles to go live as market opens

Toronto, August 31, 2021 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), is primed for the Dutch online market opening in October after receiving local certification for its iGaming Platform and RGS with 50 games to immediately be made available.

The ORYX iGaming Platform is now fully compliant with Dutch regulations and will allow local operator partners to manage their entire product suite. The full-service platform features a proprietary set of tools including player and payments management, automated KYC, compliance, CRM and promotions, as well as fraud and risk management.

Crucially for the Dutch market, ORYX’s comprehensive platform also has built-in features for player protection management as well as reporting processes to the country’s regulator as set out in the country’s regulations, ensuring all needs are covered by the supplier.

The supplier’s RGS has also been certified with an initial 50 exclusive titles from GAMOMAT, Peter & Sons and ORYX’s own in-house studios ready for rollout.

The kick-start of the long-awaited new regulated Dutch online gambling marketplace is imminent, with October 1 set to see it finally go live. The Netherlands plays an important part of Bragg’s strategy to expand in key regulated markets and the Company sees great potential in the territory.

Bragg’s experience and expertise from working across numerous jurisdictions will see it bring significant know-how to the market and enables the supplier to offer support to local operators who are taking their businesses online for the first time.

Peter Lavric, Chief Technical Officer at Bragg, said: “We have a track-record of quickly adapting our ORYX platform, games and technology to the requirements of new jurisdictions and we are thrilled to be fully prepared and ready to immediately offer our services and a selection of high-performing games when the Dutch online market opens.

“We see great potential in this exciting new market and look forward to helping our operator partners through the process of launching a competitive online offering, including a portfolio of premium games that are primed to be enjoyed by Dutch players.”

The ORYX platform, games and products will be on show at Bragg’s booth at location G40 at iGB Live! in Amsterdam between 28th September – 1st October 2021.

[ENDS]

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg
CSO
Bragg Gaming Group
info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy
JCIR
212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquires or interview requests, contact:

Giles Potter
CMO
Bragg Gaming Group
press@bragg.games